Exhibit 99.1

Allot Communications Ltd. Announces
the Results of the 2008 Annual Meeting of Shareholders

Shraga Katz named as Chairman of the Board

Hod Hasharon, Israel, November 14, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of deep packet inspection (DPI) technology for service optimization, today announced the results of its Annual Meeting of Shareholders held on November 13, 2008, at the Company’s offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

1.	To elect Shraga Katz as a Class I director to serve for a two-year term in accordance with the Company’s Articles of Association.

2.	To elect Shai Saul and Dr. Eyal Kishon as Class II directors, each to serve for a three-year term in accordance with the Company’s Articles of Association.

3.	To approve the terms of Shraga Katz’s service, including payment of director’s fees, the grant of stock options and eligibility for indemnification and exculpation.

4.	To approve an amendment to the compensation plan of Yigal Jacoby.

5.	To approve the grant of stock options to Dr. Eyal Kishon, Shai Saul and Rami Hadar.

6.	To approve the extension of the expiration date of certain purchase rights of Yigal Jacoby.

7.	To ratify and approve the procurement and maintenance of directors’ and officers’ liability insurance.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ended December 31, 2008 and until the 2009 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Only shareholders of record as of the close of business on October 14, 2008 were entitled to vote at the meeting. A total of 12,632,015 shares, representing approximately 57% of the Company’s total outstanding shares were represented at the meeting.

Mr. Shraga Katz who was elected to serve as a Class I director has also been named by the board of directors as its Chairperson, succeeding Yigal Jacoby, who will remain a member of the board of directors. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Shraga Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media, and serves as director on the Board of Siverge Networks. Mr. Katz holds a B.Sc. from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

The Company also announced that effective November 13, 2008, Yossi Sela who served as a director since 1998 resigned from the board of directors. Mr. Sela has confirmed to the Company that his decision to resign did not result from, and there does not exist, any disagreement between him and the Company relating to the Company’s operations, policies or practices.

About Allot Communications Ltd.

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com